Exhibit 99.1

Riskified's Third Quarter Results Reflect Accelerated Gross Profit Growth and Adjusted EBITDA Expansion
Improves Guidance for FY 2025

NEW YORK, November 12, 2025 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and nine months ended September 30, 2025. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.

“We are pleased with our strong third quarter performance. Our revenue and gross profit growth accelerated, and we saw momentum across most of our verticals. With our leading Artificial Intelligence platform and a world-class team focused on executing on our product roadmap through the end of the year, I continue to believe that we are well positioned to capture the large market opportunity ahead,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q3 2025 Business Highlights

•Accelerated Gross Profit Growth: We achieved a meaningful acceleration in gross profit growth in the third quarter of 2025 compared to the first half of the year. We currently expect this positive trajectory to continue, with our year-over-year gross profit growth anticipated to accelerate further in the fourth quarter of 2025, supported by continued technical model performance and traditionally safer holiday season volumes.

•Strengthened Leadership Position in Money Transfer and Payments Category: Our top new logo win, and largest upsell during the third quarter were both in our Money Transfer and Payments category. We continue to believe that the Money Transfer & Payments category represents an exciting area of expansion, as evidenced by our 100% year-over-year revenue growth rates. We believe that we are on track to double the absolute dollar revenues in this category for Full Year 2025 as compared with last year.

•Further Vertical and Geographic Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the Riskified platform, which in turn deepened our vertical and geographic reach. Our top ten new logos added during the third quarter represented wins in five verticals and across three geographies. Seven of our top ten new Chargeback Guarantee logos won were headquartered in the United States.

•Share Repurchase Program Update: In the third quarter, we repurchased approximately 5.2 million ordinary shares for approximately $25.3 million, including broker and transaction fees.

•Successfully Executed First-Ever Global Ascend in 2025: With Ascend Japan in October, Riskified completed the international tour of Ascend 2025, which for the first time brought our tent pole merchant summit to six major ecommerce hubs across the world. Each regional event delivered exceptional value, elevating our brand, expanding our relationships, and driving outcomes that reinforce the impact of our global footprint. This year, overall Ascend attendance increased by 73% and the total merchant ecommerce volume represented at these events was over $1 trillion, a more than 250% increase compared to last year.

•Achieved Amazon Web Services (AWS) Retail and Consumer Packaged Goods (CPG) Competencies: After rigorous technical evaluation, Riskified achieved both the AWS Retail and CPG Competency designations for proven success in helping global merchants stop fraud, prevent abuse, and grow revenue with confidence, while delivering validated solutions that help consumer goods and retail brands overcome operational challenges in digital commerce.

Q3 2025 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and nine months ended September 30, 2025 and 2024, in thousands except where indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$37,805	$34,706	$108,410	$101,712
Increase in GMV year over year	9%		7%
Revenue	$81,862	$78,849	$245,309	$233,987
Increase in revenues year over year	4%		5%

GAAP Gross profit	$41,063	$38,956	$121,267	$122,078
GAAP Gross profit margin	50%	49%	49%	52%

Net profit (loss)	$(7,806)	$(9,699)	$(33,325)	$(30,838)
Net profit (loss) margin	(10)%	(12)%	(14)%	(13)%

Adjusted EBITDA(1)	$5,553	$899	$9,006	$5,990
Adjusted EBITDA margin(1)	7%	1%	4%	3%
Additional Financial Highlights

•GAAP gross profit margin of 50% for the three months ended September 30, 2025 compared to 49% in the prior year. Non-GAAP gross profit margin(1) of 51% for the three months ended September 30, 2025 compared to 50% in the prior year. GAAP gross profit margin of 49% for the nine months ended September 30, 2025 compared to 52% in the prior year. Non-GAAP gross profit margin(1) of 50% for the nine months ended September 30, 2025 compared to 53% in the prior year.

•GAAP net loss per share of $(0.05) for the three months ended September 30, 2025 compared to $(0.06) in the prior year. Non-GAAP diluted net profit per share(1) of $0.04 for the three months ended September 30, 2025 compared to $0.03 in the prior year. GAAP net loss per share of $(0.21) for the nine months ended September 30, 2025 compared to $(0.18) in the prior year. Non-GAAP diluted net profit per share(1) of $0.09 for the nine months ended September 30, 2025 compared to $0.11 in the prior year.

•Operating cash inflow of $13.5 million for the three months ended September 30, 2025 compared to $14.0 million in the prior year. Free cash inflow(1) of $13.4 million for the three months ended September 30, 2025 compared to $13.9 million in the prior year. Operating cash inflow of $22.9 million for the nine months ended September 30, 2025 compared to $29.0 million in the prior year. Free cash inflow(1) of $22.4 million for the nine months ended September 30, 2025 compared to $28.5 million in the prior year.

•Ended September 30, 2025 with approximately $325.2 million of cash, deposits, and investments on the balance sheet and zero debt.

“We continue to execute our profitability goals while investing in areas that drive long-term value. We expect a meaningful uplift in our adjusted EBITDA margin in the fourth quarter, in part reflecting the discipline in managing the business over the past few years, and the anticipated step-up in revenues in the holiday season period. Our focus remains on finishing the year strong and entering 2026 with momentum,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook

For the year ending December 31, 2025, we now expect:

•Revenue between $338 million and $346 million

•Adjusted EBITDA(2) between $21 million and $27 million

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP diluted net profit per share, and free cash flow are non-GAAP measures of financial performance. See “Key

Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We refer to certain forward-looking non-GAAP financial measures in this press release and on our quarterly results conference call. We are not able to provide a reconciliation of forward-looking Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP operating expense, or free cash flow for the fiscal year ending December 31, 2025 to net profit (loss), gross profit, total operating expenses, and operating cash flow, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, November 12, 2025 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance such as Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and a non-GAAP measure of liquidity, Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our AI-powered ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, legal-related and other expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is partly because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Legal-related and other expenses: We exclude certain costs incurred in connection with corporate initiatives that are non-recurring and not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release and announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and Adjusted EBITDA guidance for fiscal year 2025, our anticipated gross profit, non-GAAP gross profit margin, expectations as to continued margin and Adjusted EBITDA expansion, future growth potential in new verticals, new geographies and from new-products, anticipated benefits and impacts of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and geographic reach, market share and upsell opportunities, the impact of competition, pricing pressure and churn, the advancement and performance of our AI-powered multi-product platform, the benefits of our partnerships and collaborations with third-parties, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,”

“project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our ability to attract new merchants and retain existing merchants and increase sales of our products to existing merchants; our history of net losses and ability to achieve profitability; the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants; the accuracy of our estimates of market opportunity and forecasts of market growth; competition; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; our merchant concentration and loss of a significant merchant; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio; our ability to mitigate the risks involved with selling our products to large enterprises; changes to our pricing and pricing structures; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; our ability to manage periodic realignments of our organization, including expansion or reductions in force; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; our reliance on third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 6, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified (NYSE:RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at Riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of September 30, 2025	As of December 31, 2024

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$228,845	$371,063
Short-term deposits	5,000	5,000
Accounts receivable, net	30,849	47,803
Prepaid expenses and other current assets	10,422	9,830
Short-term investments	91,305	—
Total current assets	366,421	433,696
Property and equipment, net	11,339	12,704
Operating lease right-of-use assets	22,251	25,310
Deferred contract acquisition costs	14,318	16,558
Other assets, noncurrent	7,368	7,593
Total assets	$421,697	$495,861
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,115	$2,309
Accrued compensation and benefits	20,817	26,365
Guarantee obligations	8,583	13,061
Provision for chargebacks, net	7,415	9,434
Operating lease liabilities, current	5,940	5,590
Accrued expenses and other current liabilities	15,768	13,780
Total current liabilities	60,638	70,539
Operating lease liabilities, noncurrent	19,735	21,940
Other liabilities, noncurrent	25,028	21,078
Total liabilities	105,401	113,557
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of September 30, 2025 and December 31, 2024; 108,377,243 and 112,306,279 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of September 30, 2025 and December 31, 2024; 45,413,468 and 48,902,840 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	—	—
Treasury shares at cost, 44,242,801 and 30,049,351 ordinary shares as of September 30, 2025 and December 31, 2024, respectively	(223,427)	(154,223)
Additional paid-in capital	1,018,750	982,131
Accumulated other comprehensive profit (loss)	789	887
Accumulated deficit	(479,816)	(446,491)
Total shareholders’ equity	316,296	382,304
Total liabilities and shareholders’ equity	$421,697	$495,861

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenue	$81,862	$78,849	$245,309	$233,987
Cost of revenue	40,799	39,893	124,042	111,909
Gross profit	41,063	38,956	121,267	122,078
Operating expenses:
Research and development	17,006	16,671	52,250	51,522
Sales and marketing	18,565	20,999	62,799	66,681
General and administrative	14,443	15,616	45,233	48,313
Total operating expenses	50,014	53,286	160,282	166,516
Operating profit (loss)	(8,951)	(14,330)	(39,015)	(44,438)
Interest income (expense), net	3,274	5,050	10,568	16,189
Other income (expense), net	(328)	220	45	397
Profit (loss) before income taxes	(6,005)	(9,060)	(28,402)	(27,852)
Provision for (benefit from) income taxes	1,801	639	4,923	2,986
Net profit (loss)	$(7,806)	$(9,699)	$(33,325)	$(30,838)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(188)	424	(98)	52
Comprehensive profit (loss)	$(7,994)	$(9,275)	$(33,423)	$(30,786)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.05)	$(0.06)	$(0.21)	$(0.18)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	156,793,171	168,649,496	159,151,311	173,113,574

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(7,806)	$(9,699)	$(33,325)	$(30,838)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	668	(211)	1,384	(654)
Provision for (benefit from) account receivable allowances	325	397	620	762
Depreciation and amortization	601	806	1,869	2,560
Amortization of capitalized internal-use software costs	261	383	824	1,149
Amortization of deferred contract costs	2,808	2,739	8,906	8,087
Impairment of deferred contract costs	—	1,205	—	1,205
Share-based compensation expense	12,945	13,905	40,120	44,462
Non-cash right-of-use asset changes	1,034	1,107	3,059	3,441
Changes in accrued interest	1,540	(471)	883	473
Ordinary share warrants issued to a customer	—	384	—	1,151
Other	88	182	201	319
Changes in operating assets and liabilities:
Accounts receivable	2,042	5,469	16,567	11,777
Deferred contract acquisition costs	(713)	(2,360)	(4,825)	(5,492)
Prepaid expenses and other assets	1,133	30	(2,341)	(1,291)
Accounts payable	673	293	(188)	(425)
Accrued compensation and benefits	(1,140)	586	(6,225)	(3,559)
Guarantee obligations	105	1,899	(4,478)	(980)
Provision for chargebacks, net	(428)	(2,256)	(2,019)	(3,283)
Operating lease liabilities	(1,203)	(361)	(3,441)	(2,565)
Accrued expenses and other liabilities	572	(15)	5,350	2,706
Net cash provided by (used in) operating activities	13,505	14,012	22,941	29,005
Cash flows from investing activities:
Purchases of investments	(97,956)	—	(189,971)	—
Maturities of investments	75,510	—	97,482	—
Purchases of property and equipment	(120)	(105)	(580)	(507)
Proceeds from sale of fixed assets	10	83	38	83
Net cash provided by (used in) investing activities	(22,556)	(22)	(93,031)	(424)
Cash flows from financing activities:
Proceeds from exercise of share options	643	316	3,495	3,444
Taxes paid related to net share settlement of equity awards	(2,470)	—	(6,996)	—
Purchases of treasury shares	(25,253)	(47,015)	(69,204)	(116,444)
Net cash provided by (used in) financing activities	(27,080)	(46,699)	(72,705)	(113,000)
Effects of exchange rates on cash and cash equivalents	(56)	413	577	(21)
Net increase (decrease) in cash and cash equivalents	(36,187)	(32,296)	(142,218)	(84,440)
Cash and cash equivalents—beginning of period	265,032	388,694	371,063	440,838
Cash and cash equivalents—end of period	$228,845	$356,398	$228,845	$356,398

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net profit (loss)	$(7,806)	$(9,699)	$(33,325)	$(30,838)
Provision for (benefit from) income taxes	1,801	639	4,923	2,986
Interest (income) expense, net	(3,274)	(5,050)	(10,568)	(16,189)
Other (income) expense, net	328	(220)	(45)	(397)
Depreciation and amortization	862	1,189	2,693	3,709
Share-based compensation expense	12,945	13,905	40,120	44,462
Payroll taxes related to share-based compensation	112	135	511	486
Legal-related and other expenses	—	—	236	1
Restructuring costs	585	—	4,461	1,770
Adjusted EBITDA	$5,553	$899	$9,006	$5,990
Net profit (loss) margin	(10)%	(12)%	(14)%	(13)%
Adjusted EBITDA Margin	7%	1%	4%	3%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
GAAP gross profit	$41,063	$38,956	$121,267	$122,078
Plus: depreciation and amortization	280	418	888	1,268
Plus: share-based compensation expense	183	183	554	594
Plus: payroll taxes related to share-based compensation	3	4	13	15
Plus: restructuring costs	2	—	265	156
Non-GAAP gross profit	$41,531	$39,561	$122,987	$124,111
Gross profit margin	50%	49%	49%	52%
Non-GAAP gross profit margin	51%	50%	50%	53%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
GAAP cost of revenue	$40,799	$39,893	$124,042	$111,909
Less: depreciation and amortization	280	418	888	1,268
Less: share-based compensation expense	183	183	554	594
Less: payroll taxes related to share-based compensation	3	4	13	15
Less: restructuring costs	2	—	265	156
Non-GAAP cost of revenue	$40,331	$39,288	$122,322	$109,876

GAAP research and development	$17,006	$16,671	$52,250	$51,522
Less: depreciation and amortization	269	354	817	1,127
Less: share-based compensation expense	3,300	3,167	9,891	9,992
Less: payroll taxes related to share-based compensation	2	1	5	4
Less: restructuring costs	222	—	1,086	555
Non-GAAP research and development	$13,213	$13,149	$40,451	$39,844

GAAP sales and marketing	$18,565	$20,999	$62,799	$66,681
Less: depreciation and amortization	182	239	554	738
Less: share-based compensation expense	3,965	4,430	12,279	14,370
Less: payroll taxes related to share-based compensation	67	78	290	277
Less: restructuring costs	334	—	2,389	563
Non-GAAP sales and marketing	$14,017	$16,252	$47,287	$50,733

GAAP general and administrative	$14,443	$15,616	$45,233	$48,313
Less: depreciation and amortization	131	178	434	576
Less: share-based compensation expense	5,497	6,125	17,396	19,506
Less: payroll taxes related to share-based compensation	40	52	203	190
Less: legal-related and other expenses	—	—	236	1
Less: restructuring costs	27	—	721	496
Non-GAAP general and administrative	$8,748	$9,261	$26,243	$27,544

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$13,505	$14,012	$22,941	$29,005
Purchases of property and equipment	(120)	(105)	(580)	(507)
Free Cash Flow	$13,385	$13,907	$22,361	$28,498

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net profit (loss)	$(7,806)	$(9,699)	$(33,325)	$(30,838)
Depreciation and amortization	862	1,189	2,693	3,709
Share-based compensation expense	12,945	13,905	40,120	44,462
Payroll taxes related to share-based compensation	112	135	511	486
Legal-related and other expenses	—	—	236	1
Restructuring costs	585	—	4,461	1,770
Non-GAAP net profit (loss)	$6,698	$5,530	$14,696	$19,590

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	156,793,171	168,649,496	159,151,311	173,113,574
Add: Dilutive Class A and B ordinary share equivalents	5,428,473	8,893,209	5,645,609	7,740,348
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	162,221,644	177,542,705	164,796,920	180,853,922

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.05)	$(0.06)	$(0.21)	$(0.18)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$0.04	$0.03	$0.09	$0.11